November 29, 2023

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:  Dillon Hagius and Joe McCann

Re:	Gyre Therapeutics, Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-275466

Ladies and Gentlemen:

Gyre Therapeutics, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-3 on November 13, 2023 (the “Registration Statement”).  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.  The Registration Statement has not been declared effective by the Commission.

The Registration Statement was filed with the Commission in connection with the resale by a selling stockholder of shares of the Registrant’s common stock, par value $0.001 per share, underlying (i) 811 shares of the Registrant’s Series X Convertible Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”) and (ii) 811 shares of Convertible Preferred Stock issuable upon the exercise of warrants to purchase shares of Convertible Preferred Stock.

The Registrant has determined not to register the securities for resale under the Registration Statement and therefore believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.  The Registrant represents that the selling stockholder has not effected any sales of the Registrant’s securities under the Registration Statement.

Please provide a copy of the order granting withdrawal via email to our counsel, Branden C. Berns of Gibson, Dunn & Crutcher LLP at BBerns@gibsondunn.com.  If you have any questions, please contact Mr. Berns at (415) 393-4631.

Sincerely,

/s/ Charles Wu
Name: Charles Wu
Title: Chief Executive Officer